Mail Stop 3561

June 23, 2005

Magnus Gittins
Advance Nanotech, Inc.
600 Lexington Avenue, 29th Floor
New York, New York 10022

	RE:  	Advance Nanotech, Inc.
		Registration Statement on Form SB-2
		File No. 333-125428
		Filed June 2, 2005

Dear Mr. Gittins:

      We limited our review of your filing to matters relating to compliance with comments issued in connection with our review of your
Form 10-KSB for fiscal year ended December 31, 2004 and Form 10-
QSB
for quarter ended March 31, 2005.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Ted Yu at (202) 551-
3372
or me at (202) 551-3833.

Sincerely,




      Michele M. Anderson
Legal Branch Chief



cc:	L. Stephen Albright, Esq.  (via fax)
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Magnus Gittins
Advance Nanotech, Inc.
June 23, 2005
Page 2